Filed by Berkshire Hathaway Inc.

pursuant to Rule 425 under the

Securities Act of 1933

Subject Company: Burlington Northern Santa Fe Corporation

Commission File No.: 1-11535

Forward-Looking Statements

Statements contained herein concerning projections or expectations of financial or operational performance or economic outlook, or concerning other future events or results, or which refer to matters which are not historical facts, are “forward-looking statements” within the meaning of the federal securities laws. Similarly, statements that describe the objectives, expectations, plans or goals of Burlington Northern Santa Fe Corporation (“BNSF”) or Berkshire Hathaway Inc. (“Berkshire Hathaway”) are forward-looking statements. Forward-looking statements include, without limitation, BNSF’s or Berkshire Hathaway’s expectations concerning the marketing outlook for their businesses, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance. Forward-looking statements also include statements regarding the expected benefits of the proposed acquisition of BNSF by Berkshire Hathaway. Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements.

Important factors that could cause such differences include, but are not limited to: adverse changes in economic or industry conditions, both in the United States and globally; continuing volatility in the capital or credit markets and other changes in the securities and capital markets; changes affecting customers or suppliers; competition and consolidation in the industries in which BNSF and Berkshire Hathaway compete; labor costs and labor difficulties; developments and changes in laws and regulations; developments in and losses resulting from claims and litigation; natural events such as severe weather, fires, floods and earthquakes or acts of terrorism; changes in operating conditions and costs; and the extent of BNSF’s or Berkshire Hathaway’s ability to achieve their operational and financial goals and initiatives. In addition, the acquisition of BNSF by Berkshire Hathaway is subject to the satisfaction of the conditions to the completion of the acquisition and the absence of events that could give rise to the termination of the merger agreement for the acquisition, and the possibility that the acquisition does not close, and risks that the proposed acquisition disrupts current plans and operations and business relationships, or poses difficulties in employee retention.

We caution against placing undue reliance on forward-looking statements, which reflect our current beliefs and are based on information currently available to us as of the date a forward-looking statement is made. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from our forward-looking statements, including discussions of significant risk factors, may appear in BNSF’s or Berkshire Hathaway’s public filings with the Securities and Exchange Commission (the “SEC”), which are accessible at www.sec.gov, and which you are advised to consult.

Additional Information

In connection with the proposed transaction, Berkshire Hathaway has filed with the SEC a registration statement that includes a proxy statement of BNSF that also constitutes a prospectus of Berkshire Hathaway relating to the proposed transaction. Investors are urged to read the registration statement and proxy statement/prospectus and any other relevant documents filed with the SEC because they contain important information about BNSF, Berkshire Hathaway and the proposed transaction. The registration statement and proxy statement/prospectus and other documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov, Berkshire Hathaway’s website at www.berkshirehathaway.com and BNSF’s website at www.bnsf.com. In addition, these documents can also be obtained free of charge from Berkshire Hathaway upon written request to the Corporate Secretary or by calling (402) 346-1400, or from BNSF upon written request to Linda Hurt or John Ambler or by calling (817) 352-6452 or (817) 867-6407.

BNSF, Berkshire Hathaway and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction under the rules of the SEC. Information regarding the directors and executive officers of BNSF may be found in its 2008 Annual Report on Form 10-K filed with the SEC on February 13, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 16, 2009. Information regarding the directors and executive officers of Berkshire Hathaway may be found in its 2008 Annual Report on Form 10-K filed with the SEC on March 2, 2009 and in its definitive proxy statement relating to its 2009 Annual Meeting of Shareholders filed with the SEC on March 13, 2009. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the registration statement and proxy statement/prospectus regarding the proposed transaction when it is filed with the SEC.

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On January 20, 2010, Warren Buffett, Chairman of the Board of Berkshire Hathaway, participated in an interview on CNBC. A transcription of a portion of the interview follows:

BECKY QUICK: Why does Burlington Northern make sense? If you’re going to be splitting the stock and paying for part of the deal in stock which you traditionally hate doing.

WARREN BUFFETT: I hate it. I’ve written the annual report and I say that I enjoy issuing shares at Berkshire about as much as I enjoy prepping for a colonoscopy. This is not my idea of fun. And truthfully, Burlington shares — shareholders are receiving $100 a share. It’s costing us somewhat more than that because I do consider Berkshire as selling at lower ratios to book value than it has in many years. We are giving up something that I don’t like to give up in which I think is somewhat underpriced. So it’s costing us a little more. On the other hand, we already own 22.6% which we bought for cash. We gave the minimum amount of stock we can do in this. We’re getting $22 billion deployed in cash that I like overall. But it was a very, very close thing. If we had to give any more stock, we wouldn’t have done the deal. I’ve never said this is a bargain deal. I think it’s a great long-term asset for us to own. And I think it’s something where we’ll get a chance to use cash intelligently over the next century. But it is no bargain deal.

…. Maybe when I hear that choo choo, I get carried away myself. We did pay right up to the absolute hilt for Burlington, no question.

BECKY QUICK: . . . Burlington Northern shareholders vote next month.

WARREN BUFFETT: Right. Their vote is tougher because they need — because we own the shares we do already — they need 66 2/3% of all shares not owned by Berkshire, not just the ones at the meeting. So they have a pretty high hurdle right now. But the vote is coming in well . . . .

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